UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: April 20, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated April 20, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS FIRST QUARTER
NET INCOME OF $279 MILLION

1st Quarter Highlights

  Achieved net income of $279.0 million, or $3.19 per share (up 46% from prior year)
  Net income includes gains of $135.1 million from vessel sales and unrealized foreign currency exchange-related items
  Generated $222.2 million in cash flow from vessel operations
  Completed the previously announced 3 million share repurchase program for $128.9 million
  Announced a new $225 million share repurchase program

Nassau, The Bahamas, April 20, 2005 — Teekay Shipping Corporation today reported net income of $279.0 million, or $3.19 per share, for the quarter ended March 31, 2005, compared to net income of $189.0 million, or $2.18 per share, for the quarter ended March 31, 2004.

The results for the first quarter of 2005 included a gain of $101.9 million from the sale of nine older vessels and one newbuilding Suezmax tanker, unrealized foreign currency translation gains of $27.2 million relating to long-term debt denominated in Euros and deferred tax liabilities denominated in Norwegian Kroner, and a deferred income tax recovery of $6.0 million relating to unrealized foreign currency translation losses. The results for the quarter ended March 31, 2004 included a $4.5 million deferred income tax recovery relating to unrealized foreign currency translation losses. Net voyage revenues(1) for the first quarter of 2005 were $418.9 million, compared to $447.6 million for the same period in 2004, and income from vessel operations increased to $269.9 million from $208.6 million.

New Share Repurchase Program

On April 20, 2005, the Company announced that its Board of Directors had authorized a $225 million share repurchase program. This share repurchase program follows the 3 million share repurchase program completed in early 2005 for a total of $128.9 million, representing an average cost of $42.95 per share.

(1) Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the spot tanker segment, the fixed-rate tanker segment, and the fixed-rate liquefied natural gas (LNG) segment which commenced with Teekay’s acquisition on April 30, 2004 of Naviera F. Tapias S.A. (subsequently renamed Teekay Shipping Spain S.L.). Please read the “Teekay Fleet” section of this release for further details about these segments.

--------------------------------- ---------------------------------------------------- ----------------------------------------
                                             Three Months Ended                               Three Months Ended
                                               March 31, 2005                                    March 31, 2004
                                                 (unaudited)                                       (unaudited)

                                    Spot       Fixed-Rate   Fixed-Rate                          Fixed-Rate
                                   Tanker        Tanker        LNG                Spot Tanker   Tanker
 (in thousands of U.S. dollars)    Segment      Segment      Segment     Total      Segment     Segment     Total
-------------------------------  ------------ ------------ ----------- ----------- ------------ ----------- ------------

Net voyage revenues                236,788      157,877      24,217     418,882     288,081     159,486    447,567

Vessel operating expenses           17,807       32,290       4,343      54,440      23,453      25,459     48,912
Time-charter hire expense           66,216       42,366           -     108,582      59,555      49,110    108,665
Depreciation &  amortization        15,866       30,695       7,522      54,083      24,886      28,728     53,614

Cash flow from vessel
operations*                        134,440       70,788      16,934     222,162     191,293      70,310    261,603
-------------------------------- ------------ ------------ ----------- ----------- ------------ ----------- ------------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Spot Tanker Segment

The decrease in the Company’s cash flow from vessel operations from its spot tanker segment in the first quarter of 2005 compared to the first quarter of 2004 was primarily due to the sale of a number of older vessels during the past 12 months, partially offset by the delivery of newbuildings and the chartering-in of additional vessels. On a net basis, these fleet changes reduced the total number of revenue days in the Company’s spot tanker segment by 718 days, from 7,265 days in the first quarter of 2004 to 6,547 days in the first quarter of 2005.

Fixed-Rate Tanker Segment

The Company’s cash flow from vessel operations from its fixed-rate tanker segment increased slightly in the first quarter of 2005 compared to the first quarter of 2004, as the increase from the inclusion of the results of Teekay Shipping Spain’s Suezmax tankers on long-term charters was offset by lower utilization of the shuttle tanker fleet due to unscheduled temporary shutdowns of oil production on three oil fields in the North Sea.

Fixed-Rate LNG Segment

The fixed-rate LNG segment for the first quarter of 2005 consisted of Teekay Shipping Spain’s four existing LNG carriers. Teekay had no LNG carriers prior to its acquisition of Naviera F. Tapias S.A. in April 2004.

The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenues per revenue day, or time-charter equivalent (TCE). Revenue days represent the total number of calendar days the Company’s vessels were in its possession for the periods presented less the total number of off-hire days associated with major repairs, drydockings or special and intermediate surveys.

-----------------------------------------------------------------------------------------------------------------------
                                                                      Three Months Ended
                                               March 31, 2005          December 31, 2004           March 31, 2004
-----------------------------------------------------------------------------------------------------------------------
 Spot Tanker Segment
    Very Large Crude Carrier Fleet
    Revenue days                                        90                        131                      270
    TCE per revenue day (1)                        $92,844                   $129,191                  $71,852

    Suezmax Tanker Fleet
    Revenue days                                       540                        546                      561
    TCE per revenue day (1), (2)                   $38,865                    $61,894                  $65,018

    Aframax Tanker Fleet
    Revenue days                                     4,321                      4,972                    5,042
    TCE per revenue day (1), (2)                   $39,622                    $57,556                  $40,874

    Oil/Bulk/Ore Fleet
    Revenue days                                         -                          -                      150
    TCE per revenue day (1)                              -                          -                  $21,793

    Large/Medium-Size Product Tanker Fleet
    Revenue days                                       647                        506                      395
    TCE per revenue day (1)                        $31,941                    $31,692                  $27,478

    Small Product Tanker Fleet
    Revenue days                                       949                        903                      847
    TCE per revenue day (1)                        $16,411                    $15,332                  $13,510
-----------------------------------------------------------------------------------------------------------------------

(1)   Includes vessels operating on voyage and period charters with an initial term of less than three years and the effect of forward freight agreements. Forward Freight Agreements are entered into as hedges against a portion of the Company’s exposure to spot market rates.

(2)   Results for the three months ended December 31, 2004 for the Company’s Suezmax and Aframax fleets include realized losses from forward freight agreements of $7.2 million, or $13,233 per revenue day, and $6.6 million, or $1,324 per revenue day, respectively. Results for the three months ended March 31, 2005 for the Company’s Suezmax fleet include realized losses from forward freight agreements of $2.1 million, or $3,842 per revenue day.

Tanker Market Overview

During the first quarter of 2005, tanker freight rates declined from the near record levels of the previous quarter, yet remained at relatively firm levels when compared to historical averages as tanker market fundamentals remained favorable.

Global oil demand, an underlying driver of tanker demand, rose marginally to 84.6 million barrels per day (mb/d) during the first quarter of 2005 compared to the previous quarter, but increased 2.6% compared to the first quarter of 2004. Strong global economic growth led by China and the United States, combined with colder than normal weather conditions in the latter part of the quarter, were the main factors that increased oil demand to record levels. During the first quarter of 2005, the International Energy Agency raised its global oil demand forecast for 2005 to an average of 84.3 mb/d, an increase of 2.1% over 2004.

Global oil supply declined by 0.4 mb/d to 83.8 mb/d in the first quarter of 2005 compared to the previous quarter, but was 1.6 mb/d higher than the same period last year. OPEC production declined by 0.4 mb/d from the previous quarter as key Middle East OPEC countries reduced production closer to quota levels, while non-OPEC production remained at the same level as the previous quarter.

At its March 16, 2005 meeting, OPEC members voted to immediately raise quota limits by 0.5 mb/d to 27.5 mb/d in response to prevailing high oil prices. Members also authorized the President of OPEC to announce a further increase of 0.5 mb/d before the next scheduled meeting in June 2005 if oil prices remain high.

The size of the world tanker fleet rose to 340.0 million deadweight tonnes (mdwt) as of March 31, 2005, up 1.8% from the end of the previous quarter. Deletions in the first quarter of 2005 were 2.7 mdwt, down slightly from 2.8 mdwt in the previous quarter, while deliveries of tanker newbuildings during the first quarter totaled 8.4 mdwt, up from 6.0 mdwt in the previous quarter.

As at March 31, 2005 the world tanker orderbook stood at 87.3 mdwt, or 25.7% of the world tanker fleet, compared to 89.5 mdwt, or 26.8%, at the end of 2004.

Teekay Fleet

At March 31, 2005, Teekay’s fleet (excluding vessels managed for third parties) consisted of 145 vessels, including 52 chartered-in vessels and 13 newbuildings on order. The net asset value of Teekay’s fleet has risen significantly during the past 12 months. The Company has taken advantage of high-cycle asset prices to profitably carry out its disposal program of single-hull tankers. During the first quarter, as part of this fleet renewal program, the Company completed the previously announced sale of eight older single-hull Aframaxes, one older Suezmax shuttle tanker and one Suezmax newbuilding to new owners, and took delivery of one newbuilding Aframax tanker currently trading in the spot market.

The following table summarizes the Teekay fleet as of March 31, 2005:

----------------------------------------------------------------------------------------------------------------------
                                                                      Number of Vessels (1)
                                                   -------------------------------------------------------------------
                                                    Owned    Vessels Held   Chartered-in   Newbuildings     Total
                                                   Vessels     for Sale       Vessels        on Order
----------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
    Very Large Crude Carriers                         -             -               1            -            1
    Suezmax Tankers                                   1             1               4            -            6
    Aframax Tankers                                  26             3              17            4           50
    Large / Medium-Size Product Tankers               -             -               6            3            9
    Small Product Tankers                             -             -              11            -           11
----------------------------------------------------------------------------------------------------------------------
    Total Spot Tanker Segment                        27             4              39            7           77
----------------------------------------------------------------------------------------------------------------------

  Fixed-Rate Tanker Segment:
    Shuttle Tankers (2)                              28             -              12            -           40
    Conventional Tankers                             12             -               -            3           15
    Floating Storage &  Offtake (FSO) Units (3)       4             -               -            -            4
    LPG / Methanol Carriers                           1             -               1            -            2
----------------------------------------------------------------------------------------------------------------------
    Total Fixed-Rate Tanker Segment                  45             -              13            3           61
----------------------------------------------------------------------------------------------------------------------

  Fixed-Rate LNG Segment                              4             -               -            3            7
----------------------------------------------------------------------------------------------------------------------
  Total                                              76             4              52           13          145
======================================================================================================================

            (1)  Does not include vessels managed on behalf of third parties
            (2)  Includes six shuttle tankers of which the Company’s ownership interests range from 50% to 50.5%.
            (3)  Includes one FSO unit in which the Company’s ownership interest is 89%

During the first quarter of 2005, the Company entered into agreements to sell an additional three older single-hull Aframax tankers and one older single-hull Suezmax tanker, for total gross proceeds of approximately $93.4 million. These vessels are scheduled for delivery to the buyers during the second and third quarters of 2005, during which periods the Company expects to record gains totaling approximately $25 million relating to their sale.

For a detailed listing of vessel sales and deliveries, please refer to the Company’s Web site at www.teekay.com.

Liquidity and Capital Expenditures

At March 31, 2005, the Company had total liquidity of over $1.4 billion, comprising $554.3 million in cash and cash equivalents and $849.8 million in undrawn medium-term revolving credit facilities.

At March 31, 2005, the Company had approximately $761 million in remaining capital commitments relating to its newbuildings on order, for which the Company has arranged long-term financing. Of this total amount, approximately $313 million is due during the remainder of 2005, $256 million in 2006 and $192 million due in 2007 and early 2008.

Teekay LNG Partners L.P.

On November 24, 2004, the Company’s wholly-owned subsidiary, Teekay LNG Partners L.P., filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common units. Teekay LNG Partners L.P. was formed by Teekay as part of its strategy to expand its operations in the liquefied natural gas shipping sector.

About Teekay

Teekay Shipping Corporation transports more than 10% of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector. With a fleet of approximately 145 tankers, offices in 14 countries and approximately 5,500 seagoing and shore-based employees, the Company provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as the premier marine midstream company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on April 21, 2005, to discuss the Company’s results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s Web site at www.teekay.com. A recording of the call will be available until April 28, 2005 by dialing (719) 457-0820, access code 9864609, or via the Company’s web site until May 21, 2005.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

---------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                           SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                                (in thousands of U.S. dollars, except share and per share data)
---------------------------------------------------------------------------------------------------------------------

                                           Three Months Ended        Three Months Ended         Three Months Ended
                                                March 31,                December 31,               March 31,
                                                  2005                      2004                      2004
                                              (unaudited)                (unaudited)               (unaudited)

VOYAGE REVENUES                                  517,411                   669,553                    551,451
--------------------------------------- ------------------------- -------------------------- ------------------------
OPERATING EXPENSES
Voyage expenses                                   98,529                   113,337                    103,884
Vessel operating expenses                         54,440                    57,613                     48,912
Time-charter hire expense                        108,582                   121,043                    108,665
Depreciation and amortization                     54,083                    58,236                     53,614
General and administrative                        33,698                    48,251                     27,625
Gain on sale of vessels                         (101,853)                  (24,689)                      (603)
Restructuring charge                                   -                         -                        762
--------------------------------------- ------------------------- -------------------------- ------------------------
                                                 247,479                   373,791                    342,859
--------------------------------------- ------------------------- -------------------------- ------------------------
Income from vessel operations                    269,932                   295,762                    208,592
--------------------------------------- ------------------------- -------------------------- ------------------------
OTHER ITEMS
Interest expense                                 (37,697)                  (34,058)                   (21,563)
Interest income                                    8,230                     6,490                      1,254
Income tax recovery (expense)                      9,317                   (18,747)                    (2,149)
Equity income from joint ventures                  2,827                     6,071                      1,836
Other - net                                       26,437                   (30,962)                     1,039
--------------------------------------- ------------------------- -------------------------- ------------------------
                                                   9,114                   (71,206)                   (19,583)
--------------------------------------- ------------------------- -------------------------- ------------------------
Net income                                       279,046                   224,556                    189,009
======================================= ========================= ========================== ========================
Earnings per common share
-     Basic                                        $3.41                     $2.68                      $2.32
-     Diluted *                                    $3.19                     $2.50                      $2.18
--------------------------------------- ------------------------- -------------------------- ------------------------
Weighted-average number of
common shares outstanding
-     Basic                                   81,712,320                83,760,379                 81,620,792
-     Diluted *                               87,467,141                89,872,611                 86,522,164
======================================= ========================= ========================== ========================

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred PEPS units, computed using the treasury stock method

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                         As at March 31,        As at December 31,
                                                                               2005                      2004
                                                                           (unaudited)
ASSETS
Cash and cash equivalents                                                     554,315                   427,037
Other current assets                                                          228,218                   264,806
Restricted cash - current                                                      99,049                    96,087
Vessels held for sale                                                          66,214                   129,952
Restricted cash - long-term                                                   331,273                   352,725
Vessels and equipment                                                       3,170,831                 3,278,710
Advances on newbuilding contracts                                             207,435                   252,577
Other assets                                                                  254,460                   254,745
Intangible assets                                                             270,964                   277,511
Goodwill                                                                      169,590                   169,590
-------------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                                5,352,349                 5,503,740
==================================================================== ========================= =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                      164,156                   206,022
Current portion of long-term debt                                             147,674                   208,387
Long-term debt                                                              2,310,378                 2,536,158
Other long-term liabilities                                                   249,765                   301,091
Minority interest                                                              16,050                    14,724
Stockholders' equity                                                        2,464,326                 2,237,358
-------------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                                  5,352,349                 5,503,740
==================================================================== ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                    Three Months Ended
                                                                                         March 31,
                                                                               2005                      2004
                                                                           (unaudited)               (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- -------------------------
Net operating cash flow                                                       173,745                   205,192
-------------------------------------------------------------------- ------------------------- -------------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                              157,534                   413,598
Scheduled repayments of long-term debt                                        (51,034)                  (52,607)
Prepayments of long-term debt                                                (357,588)                 (428,170)
Repurchase of common stock                                                    (67,618)                        -
Other                                                                          (1,383)                    7,894
-------------------------------------------------------------------- ------------------------- -------------------------
Net financing cash flow                                                      (320,089)                  (59,285)
-------------------------------------------------------------------- ------------------------- -------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                        (61,587)                  (93,829)
Purchase of Teekay Shipping Spain S.L.                                              -                   (30,183)
Proceeds from sale of vessels and equipment                                   339,801                         -
Proceeds from sale of marketable securities                                         -                     5,764
Other                                                                          (4,592)                  (15,934)
-------------------------------------------------------------------- ------------------------- -------------------------
Net investing cash flow                                                       273,622                  (134,182)
-------------------------------------------------------------------- ------------------------- -------------------------

Increase in cash and cash equivalents                                         127,278                    11,725
Cash and cash equivalents, beginning of the period                            427,037                   292,284
-------------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                                  554,315                   304,009
==================================================================== ========================= =========================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX A - SUPPLEMENTAL INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                          Three Months Ended March 31, 2005
                                                                     (unaudited)

                                                          Fixed-Rate Tanker        Fixed-Rate
                                  Spot Tanker Segment          Segment             LNG Segment           Total
------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                     236,788                157,877               24,217             418,882
Vessel operating expenses                17,807                 32,290                4,343              54,440
Time-charter hire expense                66,216                 42,366                    -             108,582
Depreciation and amortization            15,866                 30,695                7,522              54,083
General and administrative               18,325                 12,433                2,940              33,698
Gain on sale of vessels                 (96,969)                (4,884)                   -            (101,853)
------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations           215,543                 44,977                9,412             269,932
=============================== ======================== ===================== ==================== ===================

                                                          Three Months Ended December 31, 2004
                                                                     (unaudited)

                                                          Fixed-Rate Tanker        Fixed-Rate
                                  Spot Tanker Segment          Segment             LNG Segment           Total
------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                     366,786                171,419               18,011             556,216
Vessel operating expenses                22,731                 32,117                2,765              57,613
Time-charter hire expense                71,851                 49,192                    -             121,043
Depreciation and amortization            19,795                 33,114                5,327              58,236
General and administrative               31,692                 14,618                1,941              48,251
Gain on sale of vessels                 (21,227)                (3,462)                   -             (24,689)
------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations           241,944                 45,840                7,978             295,762
=============================== ======================== ===================== ==================== ===================

                                                          Three Months Ended March 31, 2004
                                                                      (unaudited)

                                                          Fixed-Rate Tanker          Fixed-Rate
                                  Spot Tanker Segment          Segment              LNG Segment          Total
------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                     288,081                159,486                    -             447,567
Vessel operating expenses                23,453                 25,459                    -              48,912
Time-charter hire expense                59,555                 49,110                    -             108,665
Depreciation and amortization            24,886                 28,728                    -              53,614
General and administrative               13,018                 14,607                    -              27,625
Gain on sale of vessels                       -                   (603)                   -                (603)
Restructuring charge                        762                      -                    -                 762
------------------------------- ------------------------ --------------------- -------------------- ------------------
Income from vessel operations           166,407                 42,185                    -             208,592
=============================== ======================== ===================== ==================== ===================

      FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the timing of and the proceeds; gain relating to the sale of vessels; the Company’s $225 million share repurchase program; and the initial public offering of common units of Teekay LNG Partners L.P. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the Company’s future capital expenditure requirements; potential changes in the timing of, or expected gains from expected vessel sales; the potential inability to repurchase the Company’s shares under its share repurchase program; the potential inability to complete the initial public offering of Teekay LNG Partners L.P. and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2004, and in the Registration Statement of Teekay LNG Partners L.P. on Form F-1. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                          Three Months Ended March 31, 2005
                                                                     (unaudited)

                                                          Fixed-Rate Tanker        Fixed-Rate
                                  Spot Tanker Segment          Segment             LNG Segment              Total
------------------------------- ------------------------ --------------------- -------------------- --------------------

Income from vessel operations           215,543                  44,977                9,412               269,932
Depreciation and amortization            15,866                  30,695                7,522                54,083
Gain on sale of vessels                 (96,969)                 (4,884)                   -              (101,853)

------------------------------- ------------------------ --------------------- -------------------- --------------------
Cash flow from vessel
operations (1)                          134,440                  70,788               16,934               222,162
=============================== ======================== ===================== ==================== ====================

                                                           Three Months Ended March 31, 2004
                                                                     (unaudited)

                                                          Fixed-Rate Tanker        Fixed-Rate
                                  Spot Tanker Segment          Segment             LNG Segment             Total
------------------------------- ------------------------ --------------------- -------------------- --------------------

Income from vessel operations           166,407                  42,185                    -               208,592
Depreciation and amortization            24,886                  28,728                    -                53,614
Gain on sale of vessels                       -                    (603)                   -                  (603)
------------------------------- ------------------------ --------------------- -------------------- --------------------
Cash flow from vessel
operations (1)                          191,293                  70,310                    -               261,603
=============================== ======================== ===================== ==================== ====================
(1)

Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-down/(gain)loss on sale of vessels. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                 RECONCILIATION OF NON-GAAP FINANCIAL MEASURES CONTINUED
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                          Three Months Ended March 31, 2005
                                                                     (unaudited)

                                                          Fixed-Rate Tanker        Fixed-Rate
                                  Spot Tanker Segment          Segment             LNG Segment             Total
------------------------------- ------------------------ --------------------- -------------------- --------------------

Voyage revenues                        320,984                  172,162               24,265               517,411
Voyage expenses                        (84,196)                 (14,285)                 (48)              (98,529)
------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                236,788                  157,877               24,217               418,882
=============================== ======================== ===================== ==================== ====================

                                                          Three Months Ended March 31, 2004
                                                                     (unaudited)

                                                          Fixed-Rate Tanker        Fixed-Rate
                                  Spot Tanker Segment          Segment             LNG Segment             Total
------------------------------- ------------------------ --------------------- -------------------- --------------------
Voyage revenues                        375,856                  175,595                    -               551,451
Voyage expenses                        (87,775)                 (16,109)                   -              (103,884)
------------------------------- ------------------------ --------------------- -------------------- --------------------
Net voyage revenues (2)                288,081                  159,486                    -               447,567
=============================== ======================== ===================== ==================== ====================
(2)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to voyage revenues or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.